UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-07291

AgomAb Therapeutics NV

Posthoflei 1/6

2600 Antwerpen

Belgium

Tel: +32 3 318 91 70

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 27, 2026, AgomAb Therapeutics NV (the “Company”) issued a press release titled, “Agomab Announces Results of Annual General Meeting,” announcing the results of the Company’s Annual General Meeting held on May 26, 2026. A copy of this press release is furnished hereto as Exhibit 99.1.

The information contained in Exhibit 99.1 to this Form 6-K is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of AgomAb Therapeutics NV dated May 27, 2026, announcing the results of the Company’s Annual General Meeting held on May 26, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AgomAb Therapeutics NV

Date: May 27, 2026	By:	/s/ Tim Knotnerus
Tim Knotnerus
Chief Executive Officer